Cannabics Pharmaceuticals, Inc.

#3 Bethesda Metro Center

Suite 700

Bethesda, MD 20814

March 9, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington DC 20549

Re:	Cannabics Pharmaceuticals, Inc.
Registration Statement on Form S-1 - Amendment No. 1
Originally Filed January 27, 2021
File No. 333-252454

Dear Sirs:

Cannabics Pharmaceuticals, Inc. (“Cannabics” or the "Company") acknowledges receipt of the letter dated March 8, 2021 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Cannabics is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment No. 1 to Registration Statement on Form S-1

About this Prospectus, page 3

1.	We note your response to prior comment 1. Please disclose how you determined that a multiplier of 300% of the shares issuable upon conversion of the notes was a good faith estimate of the maximum number of shares that may be issued.

Response: The current version of the Registration Statement discloses that, in accordance with the terms of the Registration Rights Agreement, we were contractually obligated to register 300% of the shares issuable upon conversion of the notes and 100% of the shares issuable upon exercise of the warrant. Please see the section entitled “Registration Rights Agreement” (page 99 of the Registration Statement), which states:

“We entered into a registration rights agreement with the holder as of the initial closing date of the securities purchase agreement. Under the registration rights agreement, we have agreed to register 300% of the shares issuable under the notes and 100% of the shares issuable under the warrant, with filing to occur no later than 30 days of the closing and with effectiveness to occur no later than 90 days of the closing.”

While the obligation to register 300% of the shares issuable under the notes is a contractual obligation, the per-share market price of the shares to be issued is currently unknown. Accordingly, the number of shares we are registering is based on a good faith estimate predicated on the per share market price as of February 12, 2021. In other words, the 300% multiplier is fixed, but the per share market price is a variable that may increase or decrease, so the number of shares being registered is a good faith estimate of the actual number of shares that we will be required to issue to the investor upon conversion of the notes. As noted in our prior response letter, “In the event the per share market price for the Company’s shares decreases, then the number of shares issuable upon conversion of the convertible notes will be increased. For example, if the per share market price decreases to $.08, then the total number of shares underlying the notes will increase to 17,187,500,” which is greater than the 15,277,779 shares we are registering for issuance upon conversion of the notes.

We do not believe an amendment to our registration statement is required since the registration statement discloses the fact that the 300% multiplier was a contractual obligation:

“We entered into a registration rights agreement with the holder as of the initial closing date of the securities purchase agreement. Under the registration rights agreement, we have agreed to register 300% of the shares issuable under the notes and 100% of the shares issuable under the warrant, with filing to occur no later than 30 days of the closing and with effectiveness to occur no later than 90 days of the closing” (page 99 of the Registration Statement).

“In accordance with the terms of a registration rights agreement with the holders of the notes and the warrants, this prospectus generally covers the resale of the sum of (i) 300% of the maximum number of shares of common stock issued or issuable pursuant to the Notes at an exercise price of $0.27, and (ii) the maximum number of shares of common stock issued or issuable upon exercise of the Warrant, in each case, determined as if the outstanding notes and warrants were converted or exercised (as the case may be) in full (without regard to any limitations on conversion or exercise contained therein solely for the purpose of such calculation) at a conversion price calculated based on the average of the two lowest closing bid price of the Company’s shares of Common Stock in the ten trading days prior to February 12” (page 37 of the Registration Statement).

“In accordance with the terms of a registration rights agreement with the holder of the Notes and the Warrant, this prospectus generally covers the resale of (i) 300% of the maximum number of shares of common stock issuable upon conversion of the Notes, namely, 15,277,779 shares of our common stock (includes the 3,913,633 shares of our common stock that were pre-delivered to the Selling Stockholder on the issuance date of the Initial Note) issuable upon conversion of the Notes ((y) assuming the full conversion of all the Notes issued and issuable under the securities purchase agreement and (z) without regard to any limitations on conversion in the Notes, in each case, solely for the purpose of such calculation), and (ii) 5,500,000 shares of our common stock issuable upon exercise of the Warrant ((x) assuming the exercise in full of the Warrant and (y) without regard to any limitations on exercise set forth in the Warrant, in each case, solely for the purpose of such calculation)” (page 38 of the Registration Statement).

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We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-54-544-3881.

Sincerely, /s/ Eyal Barad Eyal Barad Chief Executive Officer

VIA EDGAR